UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           Lanbo Financial Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   51507N 10 0
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                                 (CUSIP Number)


            Steven L. Siskind, 645 Fifth Avenue, Suite 403, New York,
                    New York 10022; Telephone (212) 750-2002
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 25, 2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.  51507N 10 0            13D                          Page 2 of 4 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Pingji Lu
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*
            OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

            People's Republic of China
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NUMBER OF                7       SOLE VOTING POWER
SHARES
BENEFICIALLY                       0
OWNED BY                 -------------------------------------------------------
EACH                     8       SHARED VOTING POWER
REPORTING                -------------------------------------------------------
PERSON WITH              9       SOLE DISPOSITIVE POWER

                                   0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
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14      TYPE OF REPORTING PERSON*

              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

Item  1.    Security and Issuer.

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Lanbo Financial Group, Inc. (f/k/a Micro Interconnect Technology, Inc.), a Nevada corporation (the "Company"). The address of the Company's principal executive office is c/o West Windsor Professional Corporation, 51 Everett Drive, Suite A-20, #B, West Windsor, NJ 08550.


Item 2.     Identity and Background.

            (a) This Schedule 13D is filed by Pingji Lu, individually and as Trustee under a Voting Trust Agreement dated September 28, 2004.

            (b) Mr. Lu's business address is c/o Lanbo Financial Investment Company Group, Ltd., 6 Youyi Donglu, Xinxing Hanyuan, Xi'an, P.R. China 710054.

            (c) Mr. Lu is the Chairman and Chief Executive Officer of Xinxing Real Estate Development, Inc . The Company is principally engaged in the business of constructing, developing and selling residential real estate units in the PRC.

            (d) During the past five years, Mr. Lu has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the past five years, Mr. Lu has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

            (f) Mr. Lu is a citizen of the People's Republic of China.

Item 3.     Source and Amount of Funds and Other Consideration.

                  N/A

Item 4.     Purpose of Transaction.
                  N/A

Item 5.     Interest in Securities of the Company.

            (a) Mr. Lu does not beneficially own any shares of Common Stock.

            (b) Mr. Lu does not have the sole power to vote or to direct the vote, or to dispose or direct the disposition of Common Stock.

            (c) Other than the sale of the shares as reported in this Schedule 13D, Mr. Lu has not effected any transactions involving the Common Stock of the Company in the past 60 days.

                                                               Page 4 of 4 Pages

            (d) To the knowledge of Mr. Lu, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually or as Trustee under the Voters Trust Agreement.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On January 25, 2006, A Voting Trust agreement dated September 28, 2004 was terminated by Mr. Lu and 40 beneficial owners of Lanbo- BVI. Pursuant to the termination agreement , Mr. Lu ceased to own 13,145,143 shares of common stock as Trustee.

On January 25, 2006, Mr. Lu and 44 shareholders of Lanbo entered into Power of Attorney. Pursuant to the Power of Attorney Mr. Lu was authorized to enter into a Share Transfer Agreement with Mr. Li Xuesong.

On January 26, 2006, Mr. Lu as the Representative pursuant to the power of attorney and Mr. Li Xuesong entered into a Share Transfer Agreement. Pursuant to the Share Transfer Agreement, 27,857,145 shares of the Company's common stock were sold to Mr. Li at purchase price of $1 dollar.

On October 11, 2006, pursuant to the Power of Attorney, Mr. Lu as the Representative and Mr. Li Xuesong entered into a Supplement to the Share Transfer Agreement.


Item 7.     Materials to be Filed as Exhibits.

(1) Termination of Voting Trust Agreement

(2) Share Transfer Agreement

(3) Supplement to the Share Transfer Agreement

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   November ___, 2004            By:
                                            ----------------------------------
                                       Name:  Pingji Lu